UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

The Glimpse Group, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

37892C 106

(CUSIP Number)

Lyron Bentovim

President & Chief Executive Officer

The Glimpse Group, Inc.

15 West 38th St, 9th Fl

New York, NY 10018

917-292-2685

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37892C 106	13D

1	NAME OF REPORTING PERSONS Maydan Rothblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 793,708 (1)(2)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 793,708
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,708 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 473,528 shares of Issuer’s Common Stock and fully vested options to purchase 320,180 shares of Issuer’s Common Stock.
(2)	Excludes 3,528 shares of Issuer’s Common Stock that are held by Mr. Rothblum’s mother over which he has no voting and disposition rights.
(3)	This percentage is calculated based upon 9,815,935 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on April 6, 2021 and which became effective on June 30, 2021.

CUSIP No. 37892C 106	13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock par value $0.001 per share (the “Common Stock”) of The Glimpse Group, Inc., a Nevada Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 97 River Road, Flemington, New Jersey 08822.

Item 2. Identity and Background.

This statement is filed by Maydan Rothblum, a United States citizen (the “Reporting Person”).

The principal business address of the Reporting Person is c/o The Glimpse Group, Inc., 15 West 38th St, 9th Fl, New York, NY 10018.

The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Except with respect to 450,000 shares of Common Stock issued to the Reporting Person as founder shares, all shares were purchased with the Reporting Person’s personal funds or working capital.

Item 4. Purpose of Transaction.

The Reporting Person acquired all of their Common Stock for investment purposes.

Maydan Rothblum is the Chief Operating Officer, Chief Financial Officer, Secretary Treasurer and member of the Issuer’s Board of Directors. In these capacities, Maydan Rothblum take and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in his capacity as stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as an officer and director of the Issuer, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in such event, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

a)	The Reporting Person beneficially owns 793,708 shares of the Issuer’s Common Stock. Based on 9,815,935 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on April 06, 2021 which became effective on June 30, 2021, the shares of the Issuer’s Common Stock beneficially owned by the Reporting Person constitutes approximately 7.83% of the Common Stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

b)	The Reporting Person has sole power to vote or to direct the vote, sole power to dispose or to direct the disposition for 793,708 shares of the Issuer’s Common Stock.

c)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, the Reporting Person has not effected any other transactions in any securities of the Issuer in the past 60 days.

d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 793,708 shares of common stock reported in Item 5(a).

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to be Filed as Exhibits.

N/A

CUSIP No. 37892C 106	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 13, 2021

/s/ Maydan Rothblum
Maydan Rothblum